March 11, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Valerie Lithotomos, Esq.
100 F Street NE
Washington, D.C. 20549

RE:    Barings BDC, Inc. — Preliminary Proxy Statement on Schedule 14A filed on February 25, 2022 (File No. 814-00733)

Dear Ms. Lithotomos:

On behalf of Barings BDC, Inc. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 2, 2022 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on February 25, 2022. The Staff’s comment is set forth below and is followed by the Company’s response. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1.Comment: We refer to the table set forth under “Information about the Nominees for Director and Other Directors” in Proposal No. 1 of the Preliminary Proxy Statement, starting on page 7. Please revise the disclosure in the column of the table titled “Principal Occupations During Past 5 Years” to state the principal business of any company listed therein unless the principal business is implicit in its name. Please refer to Instruction 5 to Item 22(b)(1) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Response: The Company has revised the Definitive Proxy Statement in response to the Staff’s comment. Specifically, the Company has revised the disclosure in the column of the table titled “Principal Occupations During Past 5 Years” to state the principal business of any company listed therein, other than Barings LLC, unless the principal business is implicit in its name. With respect to Barings LLC, the Company believes that the disclosure in the Definitive Proxy Statement appropriately informs the Company’s stockholders that Barings LLC serves as the Company’s investment adviser, registered under the Investment Advisers Act of 1940, as amended.
28826240.1.BUSINESS

March 11, 2022

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com), Richard Horowitz at 212.698.3525 (or by email at richard.horowitz@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:    Jonathan Bock, Chief Financial Officer
Jill Dinerman, Chief Legal Officer

28826240.1.BUSINESS